Exhibit 21.1

Subsidiaries of Applovin Corporation

Name of Subsidiary	Jurisdiction of Organization

Magic Tavern, Inc.	United States

Lion Studios, LLC	United States

HippoTap, LLC	United States

Morocco, Inc. Machine Zone, Inc. Arena of Stars LLC Cognant LLC Epic Action LLC Epic War LLC Fractional Media, Inc. Mobile War LLC MZ IP Holdings, LLC Supreme City Games LLC	United States United States United States United States United States United States United States United States United States United States

PeopleFun, Inc. PeopleFun CG, LLC Thrive Games, LLC	United States United States United States

Samfinaco Limited	Cyprus